Exhibit 3

Investor Contacts: Lior Shemesh, CFO +1.760.685.2007 lior.shemesh@alvarion.com	Press Contacts: In the U.S.: John Conrad +1.703.390.1538 conrad@merrittgrp.com
Claudia Gatlin +1.212.830.9080 claudia.gatlin@alvarion.com	In the U.K.: Bridget Fishleigh 44. 7946.342.903 bridget@nomadcomms.com

Alvarion® Will Report a Charge Due to Open Range Bankruptcy Filing

Washington D.C., October 6, 2011 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of 4G networks in the Broadband Wireless Access (BWA) market, today announced that, as a result of the bankruptcy petition filed by Open Range Communication Inc. (“ORC”), it expects a one-time charge of approximately $7 million.  It has not been determined whether this charge will affect the financial statement for the third quarter, which ended September 30, 2011, which will be reported on November 2, 2011, or if the impact will appear in the fourth quarter results.  Alvarion was the turnkey network technology provider to ORC.

The charge will be in the form of an inventory write-off which represents approximately $3.6 million of Alvarion equipment which had been shipped to ORC but the related revenues had not been recognized, and approximately $3.4 million of third-party equipment ordered by ORC, which had not been delivered at the time of the bankruptcy filing.  This development has no impact on the revenue guidance for the second half of 2011 given in the company’s press release and results conference call on July 26, 2011.

About Alvarion

Alvarion (NASDAQ:ALVR) is a global 4G communications leader with the industry’s most extensive customer base, including hundreds of commercial 4G deployments. Alvarion’s industry leading network solutions for broadband wireless technologies WiMAX, TD-LTE and WiFi, enable broadband applications for service providers and enterprises covering a variety of industries such as mobile broadband, residential and business broadband, utilities, municipalities and public safety agencies. Through an open network strategy, superior IP and OFDMA know-how, and ability to deploy large scale end-to-end turnkey networks, Alvarion is delivering the true 4G broadband experience today (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G  market to develop as anticipated;, Alvarion’s inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of the Alvarion’s strategic initiatives to enable Alvarion to more effectively capitalize on market opportunities as anticipated;  inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases by contacting Sivan Fafuri, Sivan.farfuri@alvarion.com or +972.3.767.4159. For more information visit the Investor section of the Alvarion website at http://www.alvarion.com/index.php/en/investors

Alvarion®, its logo and certain names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions.  All other names are or may be the trademarks of their respective owners. “WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.